Aether Holdings, Inc.

1441 Broadway, 30th Floor,

New York, NY 10018

VIA EDGAR

October 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova

Re: Aether Holdings, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed August 12, 2024

File No. 377-07312

Dear Ms. Ishmukhamedova:

Aether Holdings, Inc. (the “Company,” “Aether,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 26, 2024, regarding the Company’s First Amended Draft Registration Statement on Form S-1 (the “First Amended DRS”) submitted to the Commission on August 12, 2024. Changes to First Amended DRS have been incorporated into a Second Amended Draft Registration Statement (the “Second Amended DRS”), which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business

Government Regulation, page 65

1.	You note in your filing that the Company relies upon the “publisher’s exclusion” from the definition of an investment adviser under section 202(a)(11)(D) of the Investment Advisers Act of 1940. Please provide a detailed legal analysis regarding how the Company’s activities fit within this exclusion under the Advisers Act. In addition, please provide a detailed explanation of how the Company’s activities are of a general and impersonal nature, including how individualized the Company’s services and tools are for its clients.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Aether’s financial research products are provided in conformance with the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as interpreted by legal precedent.

In order to maintain Aether’s qualification for the publisher’s exclusion, its product offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested commentary and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry.

In Lowe v. Securities and Exchange Commission, 472 U.S. 181 (1985), The United States Supreme Court held that a publisher of advice concerning securities, even where that advice consisted of specific recommendations to buy, sell, or hold particular securities, is entitled to rely on the publisher’s exclusion where the publisher does not offer individualized advice tailored to any specific portfolio or to any client’s particular needs. As long as communications between the publisher and its subscribers remain entirely impersonal and do not develop into the kind of fiduciary relationships that are characteristic of investment adviser-client relationships, the Lowe court held that such products and publications presumptively fall within the exclusion and thus the publisher is not subject to registration under the Advisers Act.

Aether’s provision of financial research products fits squarely within the requirements of the publisher’s exclusion as described above. The financial research products Aether offers are of a general and impersonal nature and are not individualized or tailored to any subscriber’s particular needs. Aether does not collect any investor suitability information, nor does it perform any suitability analysis; rather, Aether publications are disseminated to all subscribers without regard to their individual investment objectives. Aether’s products are marketed to the general public and do not reflect any fiduciary or person-to-person relationships that are characteristic of investment adviser-client relationships. Aether’s financial research offerings are genuine publications, providing disinterested and impersonal commentary and analysis to its subscribers. Aether is not compensated by the sponsors or distributors of any investment products highlighted in Aether publications. Aether publishes its research reports on a routine or periodic basis, and publication is not timed to specific market activity or to events affecting or having the ability to affect the securities industry. The publication frequency of Aether newsletters varies based on the analyst, though newsletters are generally published on a daily or weekly basis. For example, Aether’s ModelEdge Report newsletter published by analyst Dean Christians provides clients with daily macroeconomic perspectives on movements in equity markets and indexes. The same ModelEdge Report newsletter is provided to all subscribers without regard to their individual investment goals and Aether is not compensated by any sponsors or distributors of the covered indexes in connection with product references in the ModelEdge Report newsletter. Further, the tools available to subscribers on Aether’s website are for each user’s private and personal purposes. The tools and how a user chooses to use them are within each user’s limited control and consumption, and no user’s creations resulting from their use of the tools are disseminated to the public. As a result, we believe Aether’s financial research products are provided in conformance with the requirements of the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Advisers Act, as interpreted by legal precedent.

Executive Compensation

Employment Arrangements with our Executive Officers, page 71

2.	Please file the employment agreement with Hao Hu as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K..

The Staff is advised that the referenced agreement is listed in the exhibit index of the Second Amended DRS, and we plan on filing the same with the first public filing of the Registration Statement.

Financial Statements

Note 1 - Description of Business and Organization

Reorganization, page F-7

3.	Please explain to us your basis for referring to Elixir Technology Inc. and Greentown Investments Corporation Limited collectively as the “Controlling Shareholders” and clarify your disclosures here and on page F-27. In this regard, it appears only Elixir Technology Inc. held a controlling interest in Sundial Capital Research Inc. With a view towards expanded disclosure, tell us of any relationships between Elixir and Greentown and if these entities were under common control.

We have revised the disclosures on pages F-7 and F-27 of the Second Amended DRS in response to the Staff’s comment.

4.

We note, as a result of the reorganization, Elixir’s ownership interest decreased from a 77% controlling interest in Sundial to a 49% interest in the Company. Please provide us an analysis in support of your conclusion that Aether Holdings, Inc.’s acquisition of Sundial Capital Research Inc. should be accounted for as a reorganization and not a business acquisition. In this regard, please explain:

● the business purpose of the reorganization;

● why Elixir was willing to give up control of Sundial;

● if any consideration, other than shares in the Company, was paid to Elixir; and

● all details of the transaction including any pre-existing relationships among the parties. Provide references to the accounting literature in support for your accounting.

We acknowledge the Staff’s comment and respectively provide the following requested analysis:

The Business Purposes of the Reorganization

The Staff is advised that the reorganization of Sundial Capital Research Inc. (“Sundial”) under Aether Holdings, Inc. was undertaken with the strategic purpose of aligning the interests of both entities to enhance operational synergies and create a unified corporate structure. Aether’s intent was to streamline operations by integrating Sundial’s market research and data analytics capabilities with a broader suite of fintech services to be offered by Aether. This reorganization allows for a more cohesive brand and operational approach, accelerating growth prospects through combined resources and avoiding duplication of efforts in areas like marketing, technology infrastructure, and administrative functions. The reorganization was designed to facilitate easier access to the capital markets, improve management efficiency, and support a long-term growth strategy for both entities.

Why Elixir was Willing to Give Up Control of Sundial

In 2023, Elixir Technology Inc. (“Elixir”) readjusted its strategy for Sundial to focus on growing the business through acquisition of complementary businesses and through gaining access to the public capital markets through an initial public offering. In June 2023, Elixir and Greentown Investment Corporation Limited (“Greentown”) began strategic discussions with Up and Up Ventures Limited (“Up and Up”), an entity controlled by the Company’s Chief Executive Officer, Nicolas Lin, believing that Up and Up’s knowledge and experience with capital markets and mergers and acquisitions transactions could help further Sundial’s strategy. As a result of these discussions, Elixir, Greentown and Up and Up agreed upon a plan of reorganization, whereby Sundial would be reorganized under a holding company, Aether Holdings, Inc., to facilitate the execution of the strategy, with Up and Up owing 30% of the equity interests in Aether as consideration for its participation. Elixir was willing to sacrifice its control of Sundial because it believes Up and Up’s experience is key to executing on the reorganized company’s strategy and creating shareholder value in the public market over the long term.

Consideration Paid to Elixir

The Staff is advised that no consideration was paid to Elixir as a part of the reorganization other than the shares of the Company’s common stock Elixir received in exchange for its holdings in Sundial.

Pre-Existing Relationships Among the Parties

The Staff is advised that Elixir and Greentown signed an Acting in Concert Agreement on July 1, 2023, pursuant to which the parties agreed to act in concert when exercising voting rights in board meetings and shareholders’ meetings and making decisions with regard to Sundial. There were no preexisting relationships between Up and Up and either Elixir or Greentown.

Transaction Details

Generally accounting for transactions involving businesses are accounted for under ASC 805, Business Combinations (“ASC 805”). ASC 805 defines a business combination as a transaction or other event in which an acquirer obtains control of one or more businesses.

Combinations between entities that are under common control are excluded from the scope of the guidance in ASC 805. Specific guidance on the accounting for common control transactions is included in the sub-sections of ASC 805-50.

U.S. GAAP does not define the term “common control.” However, according to EITF 02-5, common control exists when an individual or entity holds more than 50% of the voting ownership interest of each entity. A common control exists if any of the following conditions are in place:

-	An individual or entity holds more than 50% of the voting ownership interest of each entity;
-	Immediate family members hold more than 50% of the voting ownership interest of each entity;
-	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists;

ASC 805-50-15-6 provides more examples of common control transactions. Generally, common control transactions also include transfers or exchanges between subsidiaries directly or indirectly controlled by the same parent or controlling shareholder.

As noted above, Elixir and Greentown signed the Acting in Concert agreement on July 1, 2023, pursuant to which the parties agreed to act in concert when exercising voting rights in board meetings and shareholders’ meetings and making decisions with regard to Sundial. Prior to the reorganization, Elixir and Greentown collectively owned 100% of the equity interests of Sundial.

On August 25, 2023, Elixir and Greentown exchanged their shares of Sundial common stock for shares of the Company’s common stock, resulting in an aggregate exchange of all the Sundial shares for 6,650,000 shares of the Company’s common stock. After the reorganization, Elixir and Greentown collectively owned 70% of the Company. Based on the above analysis, Elixir and Greentown were the controlling shareholders before and after the reorganization.

US GAAP does not provide specific guidance on requirements in relation to voting in concert arrangements resulting in transactions with businesses considered to be under common control. We have exercised our own judgement in determining specific characteristics of a voting in concert arrangement that would satisfy requirements of a common control transaction. We believe that it is reasonable to assume that a qualifying voting in concert arrangement would be effective for a certain period before and after the reorganization transaction. The agreement should also establish a mechanism that enforces parties subject to the agreement to vote majority of interest in the subject entity in concert.

The reorganization transaction is considered “under common control”, from the U.S. GAAP perspective. We have revised the disclosures on pages F-7 and F-27 of the Second Amended DRS accordingly.

5.	To avoid confusion, please consider referring to Sundial Capital Research Inc. as “Sundial” rather than the “Transferred Entity.”.

We have revised the disclosures on pages F-7 and F-27 of the Second Amended DRS in response to the Staff’s comment.

Note 8 – Equity

D) Reorganization, page F-16

6.	Please clarify why you disclose “[o]n August 25, 2023, Sundial had a total of 1,300 shares of common stock outstanding. Greentown Investments Corporation Limited (“Greentown”) owned 300 shares, and Elixir Technology Inc. (“Elixir”) owned 1,000 shares, together constituting 100% of the Sundial Shares.” We note Elixir acquired 1000 shares in 2021 followed by purchases of 428 shares and an issuance of 300 shares.

We have revised the disclosures on pages F-7 and F-27 of the Second Amended DRS in response to the Staff’s comment.

7.	In light of the August 25, 2023 issuance of 2,850,000 founder shares to Up and Up Ventures Limited, apparently the initial capitalization of the Company, it is unclear why you disclose under Reorganization, “[t]his resulted in an aggregate exchange of all the Sundial Shares for 6,650,000 shares of the Company’s Common Stock (the “AETH Shares”), constituting 100% of the total outstanding shares of the Company’s Common Stock.” Please explain to us why this did not result in 9,500,000 shares outstanding and clarify your disclosure.

We have clarified the disclosures on pages F-7, F-15, F-27 and F-35 of the Second Amended DRS in response to the Staff’s comment.

Note 15 - Subsequent Events, page F-39

8.	Refer to disclosure on page 73 regarding the employment agreement with your Chief Technical Officer, Hao Hu, for a nominal salary of $10 per year with a discretionary bonus to be determined by the Board of Directors. Please expand the disclosure on pages 44, 46, 49, 51, F-21 and F-39 to address this arrangement and describe the methodology the board will use to determine his bonus in future periods along with your disclosure of the amounts that could be determined based on other employment agreements.

We acknowledge the Staff’s comment and respectfully advise the Staff that Mr. Hu is currently serving as the Chief Information Officer and Interim Chief Executive Officer of Sundial and receives an annual base salary of $150,000 under the terms of his employment agreement with Sundial. Accordingly, when Mr. Hu agreed to serve in the role of Chief Technical Officer of the Company, he was willing to do so for a nominal salary and no bonus eligibility, as reflected in his amended employment agreement dated September 1, 2024. We have revised the disclosures on pages 49, 51, and F-39 of the Second Amended DRS in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lawrence A. Rosenbloom, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Nicolas Lin
Name:	Nicolas Lin
Title:	Chief Executive Officer

cc:	Lawrence A. Rosenbloom, Esq.